FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Calling of the 2004 Annual General Shareholders' Meeting of Telefonica, S.A.	4

"TELEFONICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores) hereby informs of the following:

SIGNIFICANT EVENT

The Board of Directors of Telefonica, SA., at its meeeting held on March 31st, 2004, has unanimously resolved to call the Annual General Shareholder' Meeting to be held in Madrid on April 29th and 30th, 2004, at first and second call respectively. Based on experience in previous years, the aforementioned Meeting is expected to be held at second call.

The Agenda of the Annual General Shareholders' Meeting is the following:

AGENDA

  Examination and approval, if applicable, of the Annual Accounts and Management Report of "Telefonica, S.A." and its Consolidated Group of Companies, as well as the proposal for the application of the results of Telefonica, S.A., and that of the management of the Company's Board of Directors, all for the 2003 financial year.

  Shareholder remuneration: distribution of dividends from 2003 net income and from the Additional Paid- in capital reserve.

  Designation of the Accounts Auditor for the 2004 financial year

  Authorization for the acquisition of treasury stock, directly or through Group companies.

  Approval, if appropriate, of the Regulations of the General Meeting of Shareholders of "Telefonica, S.A."

  Delegation of powers to formalize, construe, correct and execute the resolutions adopted by the Annual General Shareholders' Meeting.

In addition, pursuant to the provisions of article 115 of the Spanish Stock Market Act (Ley del Mercado de Valores), in accordance with the wording of this article stipulated in Act 26/2003 of July 17th, 2003, the General Shareholders' Meeting shall be informed of the Regulations of the Board of Directors of "Telefonica, S.A.", as adapted to this Act.

Likewise, it is hereby stated that it is foreseen to make public the official announcement of the calling of the Annual General Shareholders Meeting in the Spanish Official Gazette of the Mercantile Registry ("Boletin Oficial del Registro Mercantil") and in different newspapers on April 2nd , 2004. As from the publication date of this notice of the meeting, the relevant documents will be sent to the regulatory bodies and stock exchanges of the different markets where Telefónica's shares are quoted. Additionally, these documents will be at shareholders' disposal at the registered headquarters of the Company and at the Company web pages: www.telefonica.es.

Madrid, March 31st, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 31st, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors